FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2017 Third Quarter

(April 1, 2016 through December 31, 2016)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2017 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

February 6, 2017

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Kenta Kon, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	February 13, 2017
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2017 First Nine Months (April 1, 2016 through December 31, 2016)

(1)	Consolidated financial results (For the nine months ended December 31)

	(% of change from previous first nine months)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2017 first nine months	20,154,720	-6.0	1,555,451	-32.5	1,764,072	-28.1	1,432,704	-24.0
FY2016 first nine months	21,431,370	6.5	2,305,671	9.0	2,452,912	4.1	1,886,077	9.2

(Note)  Comprehensive income: FY2017 first nine months 1,615,665 million yen ( -11.7%),

             FY2016 first nine months 1,829,702 million yen ( -36.5%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted
	Yen	Yen
FY2017 first nine months	472.31	467.35
FY2016 first nine months	601.44	597.29

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2017 third quarter	48,111,485	18,389,079	17,293,229	35.9
FY2016	47,427,597	18,088,186	16,746,935	35.3

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2016	—	100.00	—	110.00	210.00
FY2017	—	100.00	—
FY2017 (forecast)				—	—

(Note)  Revisions to the forecast of cash dividends since the latest announcement: none

             Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2017 (April 1, 2016 through March 31, 2017)

	(% of change from FY2016)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	26,500,000	-6.7	1,850,000	-35.2	2,070,000	-30.6	1,700,000	-26.5	561.38

(Note)  Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter
(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: yes

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2017 third quarter 3,262,997,492 shares, FY2016 3,337,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2017 third quarter 274,703,146 shares,
FY2016 300,321,622 shares

(iii)	Average number of shares issued and outstanding in each period: FY2017 first nine months 3,017,815,402 shares,
FY2016 first nine months 3,128,810,377 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

	Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2016	—	26.00	—	26.00	52.00
FY2017	—	52.50	—
FY2017 (forecast)				—	—

(Note)  The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Information Concerning Consolidated Financial Results for FY2017 First Nine Months

(1) Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 150 thousand units, or 2.3%, to 6,643 thousand units in FY2017 first nine months (the nine months ended December 31, 2016) compared with FY2016 first nine months (the nine months ended December 31, 2015). Vehicle unit sales in Japan increased by 136 thousand units, or 9.2%, to 1,613 thousand units in FY2017 first nine months compared with FY2016 first nine months. Overseas vehicle unit sales increased by 14 thousand units, or 0.3%, to 5,030 thousand units in FY2017 first nine months compared with FY2016 first nine months.

As for the results of operations, net revenues decreased by 1,276.6 billion yen, or 6.0%, to 20,154.7 billion yen in FY2017 first nine months compared with FY2016 first nine months, and operating income decreased by 750.2 billion yen, or 32.5%, to 1,555.4 billion yen in FY2017 first nine months compared with FY2016 first nine months. The factors contributing to an increase in operating income were cost reduction efforts of 305.0 billion yen and marketing efforts of 300.0 billion yen. On the other hand, the factors contributing to a decrease in operating income were the effects of changes in exchange rates of 770.0 billion yen, the increase in expenses and others of 405.0 billion yen, and other factors of 180.2 billion yen. Income before income taxes and equity in earnings of affiliated companies decreased by 688.8 billion yen, or 28.1%, to 1,764.0 billion yen in FY2017 first nine months compared with FY2016 first nine months. Net income attributable to Toyota Motor Corporation decreased by 453.3 billion yen, or 24.0%, to 1,432.7 billion yen in FY2017 first nine months compared with FY2016 first nine months.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations decreased by 1,190.3 billion yen, or 6.1%, to 18,407.5 billion yen in FY2017 first nine months compared with FY2016 first nine months, and operating income decreased by 678.8 billion yen, or 34.0%, to 1,320.1 billion yen in FY2017 first nine months compared with FY2016 first nine months. The decrease in operating income was mainly due to the effects of changes in exchange rates and the increase in expenses and others.

(ii) Financial services:

Net revenues for the financial services operations decreased by 86.9 billion yen, or 6.1%, to 1,346.9 billion yen in FY2017 first nine months compared with FY2016 first nine months, and operating income decreased by 70.1 billion yen, or 26.5%, to 194.8 billion yen in FY2017 first nine months compared with FY2016 first nine months. The decrease in operating income was mainly due to the increase in expenses related to credit losses and residual value losses in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses decreased by 25.7 billion yen, or 3.1%, to 808.9 billion yen in FY2017 first nine months compared with FY2016 first nine months, and operating income decreased by 1.3 billion yen, or 3.0%, to 43.7 billion yen in FY2017 first nine months compared with FY2016 first nine months.

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Geographic Information

(i) Japan:

Net revenues in Japan decreased by 320.8 billion yen, or 2.9%, to 10,752.9 billion yen in FY2017 first nine months compared with FY2016 first nine months, and operating income decreased by 656.9 billion yen, or 48.6%, to 694.0 billion yen in FY2017 first nine months compared with FY2016 first nine months. The decrease in operating income was mainly due to the effects of changes in exchange rates and the increase in expenses and others.

(ii) North America:

Net revenues in North America decreased by 799.1 billion yen, or 9.5%, to 7,588.6 billion yen in FY2017 first nine months compared with FY2016 first nine months, and operating income decreased by 44.2 billion yen, or 10.4%, to 381.9 billion yen in FY2017 first nine months compared with FY2016 first nine months. The decrease in operating income was mainly due to the unfavorable impact of fluctuations in foreign currency translation rates.

(iii) Europe:

Net revenues in Europe decreased by 65.0 billion yen, or 3.3%, to 1,901.1 billion yen in FY2017 first nine months compared with FY2016 first nine months. However, operating income increased by 1.9 billion yen, or 3.8%, to 52.6 billion yen in FY2017 first nine months compared with FY2016 first nine months.

(iv) Asia:

Net revenues in Asia decreased by 239.4 billion yen, or 6.3%, to 3,562.7 billion yen in FY2017 first nine months compared with FY2016 first nine months, and operating income decreased by 31.5 billion yen, or 8.3%, to 347.4 billion yen in FY2017 first nine months compared with FY2016 first nine months. The decrease in operating income was mainly due to the effects of changes in exchange rates and the increase in expenses and others.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions decreased by 137.0 billion yen, or 7.9%, to 1,606.5 billion yen in FY2017 first nine months compared with FY2016 first nine months, and operating income decreased by 14.9 billion yen, or 16.2%, to 77.0 billion yen in FY2017 first nine months compared with FY2016 first nine months. The decrease in operating income was mainly due to the increase in expenses and others.

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

2.	Information Concerning Forecast of Consolidated Financial Results for FY2017

Based on the current trend of financial results, due to changes in foreign currency exchange rates and the upward revision of our sales plans, the current forecast of consolidated financial results for FY2017 (April 1, 2016 through March 31, 2017) is set forth below. This forecast assumes average exchange rates through the fiscal year of 107 yen per US$1 and 118 yen per 1 euro.

Forecast of consolidated results for FY2017

Net revenues	26,500.0 billion yen	(a decrease of 6.7% compared with FY2016)
Operating income	1,850.0 billion yen	(a decrease of 35.2% compared with FY2016)
Income before income taxes and equity in earnings of affiliated companies	2,070.0 billion yen	(a decrease of 30.6% compared with FY2016)
Net income attributable to Toyota Motor Corporation	1,700.0 billion yen	(a decrease of 26.5% compared with FY2016)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

In February 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance that amends the analysis a reporting entity must perform to determine whether it should consolidate certain legal entities. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. In August 2015, the FASB issued an additional update which clarifies that debt issuance costs for line of credit agreements may continue to be deferred and amortized. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In November 2015, the FASB issued updated guidance to simplify the balance sheet classification of deferred taxes. This guidance will require that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. Toyota early adopted this guidance on April 1, 2016. Toyota adopted this guidance on a prospective basis from April 1, 2016 and prior periods were not retrospectively adjusted.

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2016 first nine months (Nine months ended December 31, 2015)	FY2017 first nine months (Nine months ended December 31, 2016)	Increase (Decrease)
Automotive	Japan	2,950,996	3,005,606	54,610
	North America	1,453,827	1,528,933	75,106
	Europe	419,077	454,234	35,157
	Asia	1,223,399	1,262,662	39,263
	Other	357,384	377,093	19,709

	Total	6,404,683	6,628,528	223,845

Other	Housing	4,019	4,377	358

Business segment		FY2016 third quarter (Three months ended December 31, 2015)	FY2017 third quarter (Three months ended December 31, 2016)	Increase (Decrease)
Automotive	Japan	1,010,196	1,012,874	2,678
	North America	464,441	493,531	29,090
	Europe	151,774	175,515	23,741
	Asia	413,349	433,419	20,070
	Other	105,680	123,991	18,311

	Total	2,145,440	2,239,330	93,890

Other	Housing	1,535	1,560	25
Note: 1 Production in “Automotive” indicates production units of new vehicles. 2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa. (2) Sales (by destination)
		(Units)
Business segment		FY2016 first nine months (Nine months ended December 31, 2015)	FY2017 first nine months (Nine months ended December 31, 2016)	Increase (Decrease)
Automotive	Japan	1,476,655	1,612,729	136,074
	North America	2,140,655	2,145,016	4,361
	Europe	617,684	667,378	49,694
	Asia	1,016,235	1,192,811	176,576
	Other	1,241,555	1,025,452	(216,103)

	Total	6,492,784	6,643,386	150,602

Other	Housing	3,759	4,078	319

Business segment		FY2016 third quarter (Three months ended December 31, 2015)	FY2017 third quarter (Three months ended December 31, 2016)	Increase (Decrease)
Automotive	Japan	492,258	533,919	41,661
	North America	727,591	744,647	17,056
	Europe	210,332	232,997	22,665
	Asia	362,669	428,061	65,392
	Other	421,927	340,225	(81,702)

	Total	2,214,777	2,279,849	65,072

Other	Housing	1,335	1,282	(53)
Note: 1 Sales in “Automotive” indicates sales units of new vehicles. 2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

5.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2016 (March 31, 2016)	FY2017 third quarter (December 31, 2016)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,939,428	2,550,786	(388,642)
Time deposits	1,032,034	1,138,560	106,526
Marketable securities	1,511,389	1,554,341	42,952
Trade accounts and notes receivable, less allowance for doubtful accounts	2,000,149	1,874,846	(125,303)
Finance receivables, net	5,912,684	6,270,410	357,726
Other receivables	451,406	470,715	19,309
Inventories	2,061,511	2,212,269	150,758
Deferred income taxes	967,607	—	(967,607)
Prepaid expenses and other current assets	1,333,345	966,220	(367,125)

Total current assets	18,209,553	17,038,147	(1,171,406)

Noncurrent finance receivables, net	8,642,947	9,135,122	492,175
Investments and other assets:
Marketable securities and other securities investments	7,439,799	7,991,307	551,508
Affiliated companies	2,631,612	2,685,526	53,914
Employees receivables	32,998	29,638	(3,360)
Other	730,271	1,034,578	304,307

Total investments and other assets	10,834,680	11,741,049	906,369

Property, plant and equipment:
Land	1,352,904	1,367,663	14,759
Buildings	4,311,895	4,418,698	106,803
Machinery and equipment	10,945,267	11,242,256	296,989
Vehicles and equipment on operating leases	5,652,622	6,093,270	440,648
Construction in progress	513,953	499,822	(14,131)

Total property, plant and equipment, at cost	22,776,641	23,621,709	845,068

Less – Accumulated depreciation	(13,036,224)	(13,424,542)	(388,318)

Total property, plant and equipment, net	9,740,417	10,197,167	456,750

Total assets	47,427,597	48,111,485	683,888

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2016 (March 31, 2016)	FY2017 third quarter (December 31, 2016)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,698,134	5,364,889	666,755
Current portion of long-term debt	3,822,954	4,200,035	377,081
Accounts payable	2,389,515	2,135,759	(253,756)
Other payables	1,040,277	876,169	(164,108)
Accrued expenses	2,726,120	2,829,421	103,301
Income taxes payable	343,325	197,074	(146,251)
Other current liabilities	1,104,131	1,284,669	180,538

Total current liabilities	16,124,456	16,888,016	763,560

Long-term liabilities:
Long-term debt	9,772,065	9,881,275	109,210
Accrued pension and severance costs	904,911	926,548	21,637
Deferred income taxes	2,046,089	1,501,723	(544,366)
Other long-term liabilities	491,890	524,844	32,954

Total long-term liabilities	13,214,955	12,834,390	(380,565)

Total liabilities	29,339,411	29,722,406	382,995

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2016 and December 31, 2016 issued: 47,100,000 shares at March 31, 2016 and December 31, 2016	479,779	483,428	3,649

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2016 and December 31, 2016 issued: 3,337,997,492 shares at March 31, 2016 and 3,262,997,492 shares at December 31, 2016	397,050	397,050	—
Additional paid-in capital	548,161	484,176	(63,985)
Retained earnings	16,794,240	17,205,489	411,249
Accumulated other comprehensive income (loss)	610,768	721,568	110,800
Treasury stock, at cost, 300,321,622 shares at March 31, 2016 and 274,703,146 shares at December 31, 2016	(1,603,284)	(1,515,054)	88,230

Total Toyota Motor Corporation shareholders’ equity	16,746,935	17,293,229	546,294

Noncontrolling interests	861,472	612,422	(249,050)

Total shareholders’ equity	17,608,407	17,905,651	297,244

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	47,427,597	48,111,485	683,888

Note:	The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

First nine months ended December 31

Consolidated Statements of Income

	(Yen in millions)
	FY2016 first nine months (Nine months ended December 31, 2015)	FY2017 first nine months (Nine months ended December 31, 2016)	Increase (Decrease)
Net revenues:
Sales of products	20,028,604	18,833,706	(1,194,898)
Financing operations	1,402,766	1,321,014	(81,752)

Total net revenues	21,431,370	20,154,720	(1,276,650)

Costs and expenses:
Cost of products sold	16,125,146	15,693,468	(431,678)
Cost of financing operations	869,334	864,850	(4,484)
Selling, general and administrative	2,131,219	2,040,951	(90,268)

Total costs and expenses	19,125,699	18,599,269	(526,430)

Operating income	2,305,671	1,555,451	(750,220)

Other income (expense):
Interest and dividend income	135,061	129,644	(5,417)
Interest expense	(29,302)	(19,588)	9,714
Foreign exchange gain, net	32,830	42,536	9,706
Other income (loss), net	8,652	56,029	47,377

Total other income (expense)	147,241	208,621	61,380

Income before income taxes and equity in earnings of affiliated companies	2,452,912	1,764,072	(688,840)

Provision for income taxes	736,823	525,244	(211,579)
Equity in earnings of affiliated companies	267,728	258,002	(9,726)

Net income	1,983,817	1,496,830	(486,987)

Less - Net income attributable to noncontrolling interests	(97,740)	(64,126)	33,614

Net income attributable to Toyota Motor Corporation	1,886,077	1,432,704	(453,373)

Note:   Net income attributable to common shareholders for the first nine months ended December 31, 2016 and 2015 is 1,425,357 million yen and 1,881,792 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 7,347 million yen and 4,285 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	601.44	472.31	(129.13)
Diluted	597.29	467.35	(129.94)

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2016 first nine months (Nine months ended December 31, 2015)	FY2017 first nine months (Nine months ended December 31, 2016)	Increase (Decrease)
Net income	1,983,817	1,496,830	(486,987)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(147,185)	9,033	156,218
Unrealized gains (losses) on securities	(10,286)	94,912	105,198
Pension liability adjustments	3,356	14,890	11,534

Total other comprehensive income (loss)	(154,115)	118,835	272,950

Comprehensive income	1,829,702	1,615,665	(214,037)

Less - Comprehensive income attributable to noncontrolling interests	(74,707)	(69,935)	4,772

Comprehensive income attributable to Toyota Motor Corporation	1,754,995	1,545,730	(209,265)

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Third quarter for the three months ended December 31

Consolidated Statements of Income

	(Yen in millions)
	FY2016 third quarter (Three months ended December 31, 2015)	FY2017 third quarter (Three months ended December 31, 2016)	Increase (Decrease)
Net revenues:
Sales of products	6,865,988	6,617,000	(248,988)
Financing operations	473,894	467,187	(6,707)

Total net revenues	7,339,882	7,084,187	(255,695)

Costs and expenses:
Cost of products sold	5,606,359	5,636,630	30,271
Cost of financing operations	280,583	331,037	50,454
Selling, general and administrative	730,674	677,934	(52,740)

Total costs and expenses	6,617,616	6,645,601	27,985

Operating income	722,266	438,586	(283,680)

Other income (expense):
Interest and dividend income	52,025	49,890	(2,135)
Interest expense	(9,644)	(8,475)	1,169
Foreign exchange gain (loss), net	(3,760)	70,443	74,203
Other income (loss), net	16,874	37,094	20,220

Total other income (expense)	55,495	148,952	93,457

Income before income taxes and equity in earnings of affiliated companies	777,761	587,538	(190,223)

Provision for income taxes	220,455	170,320	(50,135)
Equity in earnings of affiliated companies	106,066	89,607	(16,459)

Net income	663,372	506,825	(156,547)

Less - Net income attributable to noncontrolling interests	(35,407)	(20,294)	15,113

Net income attributable to Toyota Motor Corporation	627,965	486,531	(141,434)

Note:   Net income attributable to common shareholders for the third quarter ended December 31, 2016 and 2015 is 484,082 million yen and 626,140 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 2,449 million yen and 1,825 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	202.06	161.26	(40.80)
Diluted	199.54	159.54	(40.00)

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2016 third quarter (Three months ended December 31, 2015)	FY2017 third quarter (Three months ended December 31, 2016)	Increase (Decrease)
Net income	663,372	506,825	(156,547)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(4,890)	563,916	568,806
Unrealized gains (losses) on securities	242,296	286,339	44,043
Pension liability adjustments	3,891	15,604	11,713

Total other comprehensive income (loss)	241,297	865,859	624,562

Comprehensive income	904,669	1,372,684	468,015

Less - Comprehensive income attributable to noncontrolling interests	(43,111)	(61,567)	(18,456)

Comprehensive income attributable to Toyota Motor Corporation	861,558	1,311,117	449,559

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2016 first nine months (Nine months ended December 31, 2015)	FY2017 first nine months (Nine months ended December 31, 2016)
Cash flows from operating activities:
Net income	1,983,817	1,496,830
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,229,429	1,174,743
Provision for doubtful accounts and credit losses	71,410	66,522
Pension and severance costs, less payments	18,151	28,370
Losses on disposal of fixed assets	23,717	20,493
Unrealized losses on available-for-sale securities, net	8,127	5,885
Deferred income taxes	93,655	33,654
Equity in earnings of affiliated companies	(267,728)	(258,002)
Changes in operating assets and liabilities, and other	(94,705)	(407,207)

Net cash provided by operating activities	3,065,873	2,161,288

Cash flows from investing activities:
Additions to finance receivables	(10,404,240)	(10,055,887)
Collection of and proceeds from sales of finance receivables	9,926,216	9,491,446
Additions to fixed assets excluding equipment leased to others	(937,146)	(860,918)
Additions to equipment leased to others	(2,111,378)	(1,749,248)
Proceeds from sales of fixed assets excluding equipment leased to others	28,113	25,175
Proceeds from sales of equipment leased to others	802,473	917,723
Purchases of marketable securities and security investments	(1,921,156)	(1,809,606)
Proceeds from sales of and maturity of marketable securities and security investments	2,401,360	1,400,215
Changes in investments and other assets, and other	(724,653)	481,892

Net cash used in investing activities	(2,940,411)	(2,159,208)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,606,030	3,218,047
Payments of long-term debt	(2,811,811)	(2,844,726)
Increase in short-term borrowings	187,139	560,094
Proceeds from issuance of class shares	474,917	—
Dividends paid to Toyota Motor Corporation class shareholders	(1,225)	(3,697)
Dividends paid to Toyota Motor Corporation common shareholders	(704,728)	(634,476)
Dividends paid to noncontrolling interests	(73,041)	(62,297)
Reissuance (repurchase) of treasury stock, and other	(546,413)	(610,112)

Net cash provided by (used in) financing activities	130,868	(377,167)

Effect of exchange rate changes on cash and cash equivalents	(54,637)	(13,555)

Net increase (decrease) in cash and cash equivalents	201,693	(388,642)

Cash and cash equivalents at beginning of period	2,284,557	2,939,428

Cash and cash equivalents at end of period	2,486,250	2,550,786

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(4) Going Concern Assumption

None

(5) Segment Information

(i) Segment Operating Results

FY2016 first nine months (Nine months ended December 31, 2015)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	19,555,545	1,402,766	473,059	—	21,431,370
Inter-segment sales and transfers	42,408	31,188	361,553	(435,149)	—

Total	19,597,953	1,433,954	834,612	(435,149)	21,431,370

Operating expenses	17,598,939	1,168,884	789,487	(431,611)	19,125,699

Operating income	1,999,014	265,070	45,125	(3,538)	2,305,671

FY2017 first nine months (Nine months ended December 31, 2016)
	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	18,371,493	1,321,014	462,213	—	20,154,720
Inter-segment sales and transfers	36,062	25,951	346,694	(408,707)	—

Total	18,407,555	1,346,965	808,907	(408,707)	20,154,720

Operating expenses	17,087,435	1,152,071	765,151	(405,388)	18,599,269

Operating income	1,320,120	194,894	43,756	(3,319)	1,555,451

FY2016 third quarter (Three months ended December 31, 2015)
	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,698,705	473,894	167,283	—	7,339,882
Inter-segment sales and transfers	16,317	10,079	115,781	(142,177)	—

Total	6,715,022	483,973	283,064	(142,177)	7,339,882

Operating expenses	6,107,362	384,746	265,174	(139,666)	6,617,616

Operating income	607,660	99,227	17,890	(2,511)	722,266

FY2017 third quarter (Three months ended December 31, 2016)
	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,456,333	467,187	160,667	—	7,084,187
Inter-segment sales and transfers	13,213	8,814	115,388	(137,415)	—

Total	6,469,546	476,001	276,055	(137,415)	7,084,187

Operating expenses	6,086,786	433,303	259,528	(134,016)	6,645,601

Operating income	382,760	42,698	16,527	(3,399)	438,586

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(ii) Geographic Information

FY2016 first nine months (Nine months ended December 31, 2015)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,334,209	8,220,267	1,862,267	3,439,764	1,574,863	—	21,431,370
Inter-segment sales and transfers	4,739,580	167,522	103,998	362,500	168,776	(5,542,376)	—

Total	11,073,789	8,387,789	1,966,265	3,802,264	1,743,639	(5,542,376)	21,431,370

Operating expenses	9,722,808	7,961,645	1,915,499	3,423,300	1,651,717	(5,549,270)	19,125,699

Operating income	1,350,981	426,144	50,766	378,964	91,922	6,894	2,305,671

FY2017 first nine months (Nine months ended December 31, 2016)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,259,928	7,452,000	1,803,043	3,191,618	1,448,131	—	20,154,720
Inter-segment sales and transfers	4,492,980	136,646	98,139	371,166	158,411	(5,257,342)	—

Total	10,752,908	7,588,646	1,901,182	3,562,784	1,606,542	(5,257,342)	20,154,720

Operating expenses	10,058,874	7,206,709	1,848,509	3,215,329	1,529,533	(5,259,685)	18,599,269

Operating income	694,034	381,937	52,673	347,455	77,009	2,343	1,555,451

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East.

FY2016 third quarter (Three months ended December 31, 2015)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,184,630	2,803,501	617,971	1,235,506	498,274	—	7,339,882
Inter-segment sales and transfers	1,666,984	53,496	38,981	125,666	60,543	(1,945,670)	—

Total	3,851,614	2,856,997	656,952	1,361,172	558,817	(1,945,670)	7,339,882

Operating expenses	3,458,866	2,706,247	636,437	1,226,338	533,789	(1,944,061)	6,617,616

Operating income	392,748	150,750	20,515	134,834	25,028	(1,609)	722,266

FY2017 third quarter (Three months ended December 31, 2016)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,140,723	2,666,594	636,765	1,133,692	506,413	—	7,084,187
Inter-segment sales and transfers	1,631,768	45,657	38,500	127,522	53,517	(1,896,964)	—

Total	3,772,491	2,712,251	675,265	1,261,214	559,930	(1,896,964)	7,084,187

Operating expenses	3,563,166	2,641,573	657,117	1,136,550	535,772	(1,888,577)	6,645,601

Operating income	209,325	70,678	18,148	124,664	24,158	(8,387)	438,586

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION    FY2017 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(6) Significant Changes in Shareholders’ Equity

None